Exhibit 99.1

ATRenew Inc. Announces Appointment of New Directors

SHANGHAI, September 30, 2022 -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced that Mr. Lijun Xin and Mr. Yanzhong Yao have been appointed as new directors to the Company’s board of directors (the “Board”), effective on September 30, 2022, to fill in the vacancies arising from the resignations of Mr. Lei Xu and Mr. Wei Tang. Mr. Lijun Xin will also replace Mr. Lei Xu to serve as a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board. Upon the appointment of Mr. Lijun Xin and Mr. Yanzhong Yao, the Board consists of eight members: Mr. Kerry Xuefeng Chen, Mr. Yongliang Wang, Mr. Lijun Xin, Mr. Yanzhong Yao, Mr. Chen Chen, Mr. Jingbo Wang, Mr. Guoxing Jiang and Ms. Rui Zhu.

Mr. Lijun Xin is chief executive officer of JD Retail. Mr. Xin joined JD.com (NASDAQ: JD and HKEX: 9618) in 2012 and has held several key positions within JD.com. He pioneered the integration of online retail and marketplace model in business operation when he was head of the Apparel & Home business department. Later on, he led the establishment of JD.com’s healthcare business and was appointed as chief executive officer of JD Health International Inc. (HKEX: 6618) in July 2019. Under the leadership of Mr. Xin, JD Health was successfully listed on HKEX in December 2020. Mr. Xin also serves as a director of Dada Nexus Limited (NASDAQ: DADA) since August 2022. Mr. Xin holds an EMBA degree from China Europe International Business School and a bachelor’s degree of science in electrical engineering and automation from Shanghai Jiao Tong University.

Mr. Yanzhong Yao is presently senior vice president of JD.com and president of JD Electronics and Home Appliance. Since joining JD.com in 2004, Mr. Yao has held several executive positions of JD Retail, including President of JD Computers and Digital Products, JD Mobile Devices, and JD Life Services, etc. Mr. Yao holds a joint EMBA degree from Peking University and the University of Hong Kong.

Mr. Kerry Xuefeng Chen, the Company’s Founder, Chairman, and Chief Executive Officer, on behalf of the Board and the management of the Company, said, “We are delighted to welcome Mr. Lijun Xin and Mr. Yanzhong Yao to the Board. As we devote ourselves to meeting the evolving needs of Chinese consumers, we continue our close partnership with JD.com, creating greater synergy with JD’s retail system and providing safe, convenient and value-for-money trade-in solutions for consumer electronics. Our longtime goal of providing unmatched customer service remains unchanged. We would like to thank Mr. Lei Xu and Mr. Wei Tang for their invaluable insight and their contributions to the successful growth of ATRenew.”

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew’s open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China’s pre-owned consumer electronics industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew’s strategies; ATRenew’s future business development, financial condition and results of operations; ATRenew’s ability to maintain its relationship with major strategic investors; its ability to provide facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew’s filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:
ATRenew Inc.
Investor Relations
Email: ir@atrenew.com

In the United States:
ICR LLC.
Email: atrenew@icrinc.com
Tel: +1-212-537-0461